

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2021

David Friedberg
Chief Executive Officer
TPB Acquisition Corp I
1 Letterman Drive Suite A3-1
San Francisco, CA 94129

Re: TPB Acquisition Corp I
Form S-1 filed February 19, 2021
File No. 333-253325

Dear Mr. Friedberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 19, 2021

Summary, page 1

1.   We note that your disclosure focuses to a significant extent on TPB, including when you discuss "Our Capabilities." Please revise here and where appropriate to clearly distinguish between TPB and you. Additionally, disclose, if true, that none of TPB's business will directly be a source of returns for investors in your offering. Revise to clarify whether TPB (1) is obligated to provide its capabilities and sourcing for a transaction and (2) may receive any compensation or economic benefit from sourcing or providing financing or related assistance for a transaction which could reduce the value of the company to other investors. If TPB may receive compensation or economic benefit from such activities, disclose whether the amount or terms of any such compensation or economic benefit to TPB have been determined.

2.   In this regard, we note the disclosure on pages 28, 72 and 91 that in no event will the

sponsor or officers or directors, or their respective affiliates, receive any finder's fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the initial business combination; however, loans for "transaction costs" from the sponsor or officers or directors, or their respective affiliates, may be repaid from working capital held outside the trust account in the event that the initial business combination does not close. Please clarify the compensation or economic benefit from the loans that could reduce the value of the company to other investors, including with respect to the up to $1,500,000 of loans that may be convertible into warrants of the post-business combination entity at a price of $1.50 per warrant at the option of the lender.

3. We note the statement that you "cannot provide any assurance as to the timing or terms" of a transaction with TPB or affiliate(s) of TPB. Please clarify the circumstances and timing of when a transaction with TPB or affiliate(s) of TPB could occur separately from the acquisition that would meet the 80% test and other requirements applicable to an initial business combination. Please also clarify how the other features of your offering, such as the 24 months time limit, would apply to any such separate transaction with TPB or affiliate(s) of TPB.

4. You disclose conflicts of interest on page 65 in circumstances where the founder shares become worthless without an initial business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your officers and directors acquired 20% of your ordinary shares for approximately $0.003 per share and the offering is for $10.00 a share, the officers and directors could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise here and in risk factors accordingly.

5. Please clarify under what circumstances, if any, the sponsor and management do not waive their redemption and liquidation rights to shares they may own.

6. Please include a bullet point summary of your principal risks. See Item 105(b) of Regulation S-K

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Mcphee at 202-551-3693 or Jennifer Monick at 202-551-3295 if

David Friedberg
TPB Acquisition Corp I
March 18, 2021
Page 3

you have questions regarding comments on the financial statements and related matters. Please
contact James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction